Exhibit 2.1

MUTUAL TERMINATION AGREEMENT

This MUTUAL TERMINATION AGREEMENT is entered into as of November 12, 2010 (this “Agreement”), by and among Naugatuck Valley Financial Corporation, a federally chartered subsidiary holding company (“NVSL”), Naugatuck Valley Financial Corporation, a Maryland corporation (“Newco”), and Southern Connecticut Bancorp, Inc., a Connecticut corporation (“SSE”).

RECITALS

WHEREAS, NVSL, Newco and SSE are parties to that certain Agreement and Plan of Merger, dated February 22, 2010, as amended September 17, 2010 (the “Merger Agreement”) (capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement); and

WHEREAS, the respective board of directors of NVSL, Newco and SSE have determined it is in the best interests of their respective corporation and stockholders to terminate the Merger Agreement as provided herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the agreements set forth herein, and intending to be legally bound hereby, the parties agree as follows:

1.           Termination of Merger Agreement.

(a)           NVSL, Newco and SSE hereby terminate the Merger Agreement pursuant to Section 7.1(a) and Section 7.1(c) of the Merger Agreement, effective immediately upon the execution of this Agreement and SSE’s receipt of the Termination Payment (as defined below) pursuant to Section1(b) hereof.

(b)           NVSL shall pay to SSE $350,000 (the “Termination Payment”) concurrently with the execution of this Agreement.  NVSL shall pay the Termination Payment by wire transfer of immediately available funds to the account of SSE designated by SSE.  SSE agrees and acknowledges that receipt of the Termination Payment shall constitute full and final satisfaction of any and all obligations and liabilities of NVSL under the Merger Agreement.

2.           Effect of Termination; Mutual Discharge and Release.  Each party hereto, on behalf of itself and, to the extent permitted by law, its affiliates, subsidiaries, directors, officers, stockholders, employees, agents, financial and legal advisors and other representatives, and the successors and assigns of each of them (each, a “Releasing Party”), hereby fully, finally and forever releases each other party hereto and each of their respective affiliates, subsidiaries, directors, officers, stockholders, employees, agents, financial and legal advisors and other representatives, and the successors and assigns of each of them, from any and all liabilities and obligations, claims, causes of action and suits, at law or in equity, whether arising under any United States federal, state or local or any foreign law or otherwise, that any Releasing Party has or has had arising out of, relating to, or in connection with the Merger Agreement and the transactions contemplated thereby, including, without limitation, any liability or obligation arising out of any breach of any representation, warranty, covenant or agreement contained in the Merger Agreement (including any fee set forth in Section 7.2 of the Merger Agreement), provided that nothing in this Section 2 shall impair the survival and full force of the terms of the Confidentiality Agreement or SSE’s right to receive the Termination Payment pursuant to Section 1 hereof.

3.           Survival of Confidentiality Agreement.

(a)           Notwithstanding anything contained in this Agreement to the contrary, the provisions of the Confidentiality Agreement dated as of June 11, 2009 between SSE and NVSL (the “Confidentiality Agreement”) shall survive and remain in full force and effect in accordance with their terms.

(b)           Each of SSE and NVSL shall promptly deliver to the other all agreements, documents, contracts, instruments, books, records, materials and other information (in any format) (“Proprietary Information”) of the other party, and, at the other party’s sole election, return or destroy (provided that any such destruction shall be certified by a duly authorized representative of the party) all copies, reproductions, summaries, analyses or extracts thereof or based thereon (whether in hard-copy form or on intangible media, such as electronic mail or computer files) in the party’s possession or in the possession of any of its representatives.  Notwithstanding the return or destruction of any Proprietary Information, or documents or material containing or reflecting any Proprietary Information, the parties will continue to be bound by their obligations of confidentiality and other obligations hereunder for the term of the Confidentiality Agreement (or such other term as may be applicable to the specific obligation).

4.           Representations and Warranties.  Each of NVSL, Newco and SSE hereby represents and warrants to the other party that: (a) it has full power and authority to enter into this Agreement and to perform its obligations hereunder in accordance with the provisions of this Agreement, (b) this Agreement has been duly authorized, executed and delivered by such party, and (c) this Agreement constitutes a legal, valid and binding obligation of such party, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

5.           Public Announcement.  SSE and NVSL will issue a mutually agreed upon joint press release (the “Press Release”) upon the signing of this Agreement.  Except as required by law or applicable listing agreement, no other press release shall be issued regarding the termination of the Merger Agreement by either NVSL or SSE without the prior written consent of the other. Notwithstanding the foregoing, both NVSL and SSE will be permitted to make reference to the matters addressed in this Agreement in other press releases or required filings with the Securities and Exchange Commission, provided that such references are consistent in substance with the Press Release or are required by applicable law or listing requirements.

6.           Governing Law; Successors.  This Agreement shall be governed by and construed in accordance with the laws of the State of Connecticut, without giving effect to the conflict of law provisions thereof (except to the extent that mandatory provisions of federal law are applicable).  This Agreement shall be binding upon any successor to NVSL, Newco or SSE.

7.           Specific Performance.  The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.  It is accordingly agreed that in any proceeding seeking specific performance each of the parties will waive the defense of adequacy of a remedy at law.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first written above.

Naugatuck Valley Financial Corporation
(a federal corporation)

By:	/s/ John C. Roman
John C. Roman
President and Chief Executive Officer

Naugatuck Valley Financial Corporation
(a Maryland corporation)

By:	/s/ John C. Roman
John C. Roman
President and Chief Executive Officer

Southern Connecticut Bancorp, Inc.

By:	/s/ John H. Howland
John H. Howland
President and Chief Operating Officer